Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This press release relates to a business combination transaction with Terra Industries Inc. (“Terra”) proposed by CF Industries Holdings, Inc. (“CF”), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”).  This material is not a substitute for the prospectus/proxy statement CF would file with the SEC regarding the proposed transaction if such a negotiated transaction with Terra is reached or for any other document which CF may file with the SEC and send to CF or Terra stockholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CF AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to the CF Public and Investor Relations Department, CF Industries Holdings, Inc., 4 Parkway North, Suite 400, Deerfield, IL 60015.

CF and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Terra’s stockholders in respect of the proposed transaction with Terra.  Information regarding CF’s directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008.  Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning Terra, including its business, operations and financial results was obtained from public sources.  While CF has no knowledge that any such information is inaccurate or incomplete, CF has not had the opportunity to verify any of that information.

Safe Harbor Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws.  All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on markets and selling prices; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; and the other risks and uncertainties included from time to time in our filings with the SEC.  We undertake no obligation to update or revise any forward-looking statements.

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On January 15, 2009, CF posted a set of Q&A’s to Terra’s employees concerning the proposed transaction on its website. A copy of the Q&A’s follows.

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Q1.	Why has CF Industries made a proposal to acquire Terra Industries?

The combined company would become the number one global producer of nitrogen fertilizers in terms of capacity among publicly traded companies. We believe that a combination of CF and Terra would create a stronger company better able to compete in the global marketplace, enhancing the viability and continuity of the North American nitrogen production industry. We would also be able to serve our customers better by expanding our domestic and international footprint and through the optimization of the two companies’ logistics and distribution systems. Finally, the size of the combined company would provide us better access to capital markets to invest in the future growth of our business.

In summary, CF Industries believes this is a unique opportunity to create value for both companies’ employees, customers, shareholders and business partners.

Q2.	What would this mean for employees of Terra?

This would be an opportunity for employees of Terra to become part of a stronger company better able to compete in the global fertilizer industry. The combination would create a more diversified, balanced company with an improved ability to weather difficult market conditions. The viability and the continuity of the North American nitrogen production industry would be enhanced, helping to keep manufacturing jobs in the region. The combined company would have better access to capital markets to invest in the future growth of our business, leading to more career opportunities for employees long-term.

Q3.	Do you expect that there would be any layoffs of Terra employees?

We would expect little impact to operating jobs given the complementary footprints of our manufacturing and distribution facilities. Ultimately, we believe this transaction will safeguard North American manufacturing jobs as a result of creating a stronger company with increased viability and sustainability. While it would be premature to discuss details at this juncture, we foresee consolidating some of Terra’s corporation functions into our own headquarters as appropriate, which will be examined on a case-by-case basis.

Q4.	Would any of Terra’s production/distribution facilities be shut down?

The rationale for this transaction is not driven by synergies in our production and distribution facilities. Given the complementary footprints of CF and Terra’s businesses, we expect limited impact on production and distribution facilities as a result of this transaction.

The continued operation of facilities will depend on the economics of running the facility which are irrespective of this transaction.

Q5.	What has been Terra’s reaction to CF’s proposal?

CF sent its proposal to Terra’s Board of Directors on January 15, 2009. While we believe we have made a compelling offer, we have yet to reach an agreement. We believe that it is the right time to undertake this transaction to create a stronger company and we hope to enter into discussions with them shortly.

Q6.	Who would run the combined company? Would there be any management changes as a result of the transaction?

It is premature to discuss details at this stage, given that we have not reached a negotiated agreement. We have great respect for Terra’s management team and what they have accomplished at Terra.

Q7.	Where would corporate headquarters be located?

The corporate headquarters will remain in Deerfield, Illinois.

Q8.	What would happen to Terra’s corporate headquarters in Sioux City, Iowa?

It is premature to discuss at this stage but it is one of the areas that we will look at to drive cost synergies. We foresee consolidating some of Terra’s corporation functions into our own headquarters as appropriate, which will be examined on a case-by-case basis.

Q9.	Is this transaction a certainty?

Given that we have not reached an agreement with Terra at this time, this transaction is by no means a certainty. However, we believe that this combination is in the best interests of our companies and we hope to enter into discussions with them shortly.

Q10.	What are the next steps in this process?

The transaction would be subject to the negotiation of a definitive merger agreement as well as customary regulatory and shareholder approvals. As a result, it would be some time before such a transaction could be completed. There are many steps and decisions ahead of us and we will share more information with you as appropriate on this transaction website.